Notice of Exempt Solicitation

NAME OF REGISTRANT: The Coca-Cola Company.

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 20555 Victor Pkwy, Livonia, MI 48152

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

April 2, 2025

To The Coca-Cola Company Stockholders:

Trinity Health urges stockholders to vote FOR Item 4 (the “Proposal”) at The Coca-Cola Company’s (“Coca-Cola’s” or the “Company’s”) annual stockholder meeting on April 30, 2025. The Proposal was filed by CommonSpirit Health, along with co-filers including the Mission Oblates of Mary Immaculate, Northwest Women Investment Trust, PeaceHealth, Sisters of St. Joseph of Peace (WA), School Sisters of Notre Dame Collaborative Investment Fund, Benedictine Sisters of Mount St. Scholastica, Congregation of Benedictine Sisters (Boerne TX), and Trinity Health (together, the “Proponents'').

The Proposal asks Coca-Cola's Board of Directors to issue a third party assessment, at reasonable expense and excluding proprietary information, on the Company’s efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners (“NSSs”).

The report should cover how the Company evaluates potential health impacts of NSSs in its products, including governmental and other safety authorities/experts relied upon for NSS guidance, and the Company’s affiliation with and/or financial support of researchers/research institutions, international agencies, or reporting/regulatory bodies studying or making health or safety recommendations about NSSs.

The report requested by the Proposal would:

●	Inform shareholders about the extent to which Coca-Cola is monitoring unbiased, current and relevant science emerging around the health impacts of NSSs used in Coca-Cola’s products.
●	Give shareholders information about whether Coca-Cola is taking adequate steps to evaluate its scientific sources, including monitoring for potential bias in studies undertaken and/or funded by organizations with an interest in obtaining a particular research outcome;
●	Bolster shareholder confidence regarding the Company’s governance and risk management structures; and
●	Demonstrate leadership in corporate accountability and oversight of food additive health harms.

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

The third party assessment will provide the Company with an unbiased perspective on the adequacy of its efforts to monitor emerging science that can better prepare Coca-Cola to pivot, if necessary, to safer alternatives. Further, the third party assessment can provide a level of transparency that could raise the reputation of Coca-Cola within the food and beverage sector as well as among general consumers and the Company’s shareholders.

The Company Self-selects Science, Funds What it Relies On, and Uses Outdated Governmental Regulation as the Bar for Excellence

Coca-Cola states on its website that research on NSSs is “performed through contract research organizations, consortiums, trade associations, independent third parties, NGOs, or direct engagement with scientific experts,” and says it “has directly funded, either partially or fully [funded], or authored” over 70 studies it discloses on its website.1 There is reason to be skeptical, however, about research that has been so closely associated with the Company.

A journal article published in PLOS One (2020) found that approximately 13% of research articles published in the top 10 most-referenced nutrition journals were food industry backed, and 56% of those articles were favorable to the industry in their findings.2

This same article found “documented instances where Coca-Cola maintained control over study data and the disclosure of results for research it funded. Some research agreements between the company and their contracted researchers stated that Coca-Cola had the ultimate choice regarding publication of research findings that Coca-Cola had tried to influence.”2 A journal article in Public Health Nutrition reported that “publications resulting from Coca-Cola- and Mars-sponsored research appear to skew the evidence towards solutions that favour industry interests by focusing on food components that can be manipulated and marketed by food companies.”3

Coca-Cola touts objectivity and transparency, but includes clauses that still call into question the Company’s influence over research it funds. For example: “Researchers are expected to generate an appropriately phrased hypothesis and to conduct research that will answer relevant questions.”4 This language suggests that Coca-Cola has the power to define what is “appropriate” and “relevant” in research.

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1 https://www.coca-colacompany.com/policies-and-practices/transparency#no-calorie

2 https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0243144#pone.0243144.ref045

3 https://pmc.ncbi.nlm.nih.gov/articles/PMC10260999/#

4 https://www.coca-colacompany.com/policies-and-practices/transparency#scientificResearch

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

While companies must abide by regulatory standards, the science governments themselves are following gives rise to concern. The U.S. Food and Drug Administration (FDA), for example, last reviewed the safety of Aspartame in 1996.5 The European Food Safety Authority’s most recent review of Aspartame was in 2013,6 and Health Canada appears to have last reviewed Aspartame in 1981,7 subsequently relying on other global or country specific regulatory bodies to determine safety. Given that science on health impacts of NSSs has progressed significantly in decades between these governmental reviews and current day, it is reasonable to expect that Coca-Cola would follow more recent science versus relying on aged reviews from regulatory bodies.

Regulatory bodies are often behind in identifying and reacting to emerging science. For example, trans fats were officially banned in the U.S. by the FDA in 2015.8 However, enough scientific evidence was emerging a decade or so before the early 2000s that consumers were beginning to self monitor their intake of trans fats. While it took the FDA another 10 or so years to come to the conclusion that trans fats were harmful to health, consumers were relying on science that had already clearly linked trans fats with heart disease. It is not unreasonable to think that food and beverage companies may suffer a similar scenario.

The Company Claims Health Benefits that Are Incorrect or Misleading

Coca-Cola asserts in its Statement of Opposition, “When consumed as part of a healthy diet and lifestyle, sugar alternatives can help consumers meet public health recommendations to reduce added sugars and serve as a tool to control calories and manage body weight. Sugar alternatives also play a key role in offering dietary choices to people living with diabetes.”9

In making this assertion, Coca-Cola fails to mention that in 2023 the World Health Organization (WHO) recommended “against the use of non-sugar sweeteners (NSS) to control body weight or reduce the risk of noncommunicable diseases (NCDs), like diabetes.”10 WHO goes on to say that the “use of NSS does not confer any long-term benefit in reducing body fat in adults or children. Results of the review also suggest that there may be potential undesirable effects from long-term use of NSS, such as an increased risk of type 2 diabetes, cardiovascular diseases, and mortality in adults.”10

A July 2023 study in Diabetes Care, a journal of the American Diabetes Association, agrees with WHO’s assertion, saying that its “findings of positive associations between artificial sweetener intakes and increased T2D [Type 2 Diabetes] risk strengthen the evidence that these additives may not be safe sugar alternatives.”11

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5 https://www.ewg.org/news-insights/news/2023/11/use-sweeteners-exploding-despite-regulatory-vacuum?auHash=NbeIqcDWytbX_vYHjXizCeJygwOusJWPdl6ZgAIhkBw

6 https://www.efsa.europa.eu/en/topics/topic/aspartame

7 https://www.canada.ca/en/health-canada/services/food-nutrition/food-safety/food-additives/sugar-substitutes/aspartame-artificial-sweeteners.html

8 https://www.hsph.harvard.edu/news/hsph-in-the-news/us-bans-artificial-trans-fats/

9 https://investors.coca-colacompany.com/filings-reports/proxy-statements/content/0001558370-24-003468/0001558370-24-003468.pdf

10 https://www.who.int/news/item/15-05-2023-who-advises-not-to-use-non-sugar-sweeteners-for-weight-control-in-newly-released-guideline

11 https://diabetesjournals.org/care/article/46/9/1681/153434/Artificial-Sweeteners-and-Risk-of-Type-2-Diabetes

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

Coca-Cola asserts that “sugar alternatives also play a key role in offering dietary choices to people living with diabetes.”12 However, there is a difference between simply offering choices and offering choices that are safe and supportive. According to an article in the journal Nutrients, artificial sweeteners (like aspartame and ace-K used in Coke Zero) have “no effect on body weight or glycemic control” and they negatively impact glucose and insulin absorption.13 The same article found that “high artificial sweetener intake was associated with all-cause mortality, cardiovascular risk, coronary artery disease risk, cerebrovascular risk, and cancer risk. The role of artificial sweeteners in the treatment of diabetes and obesity should be reconsidered, and the replacement of sugar with artificial sweeteners in patients will require the long-term tracking of not only intake but also changes in blood glucose and weight as well as future guidance based on gut bacteria data.”11

Coca-Cola also touts the indirect health benefits of NSSs associated with environmental health, as “non-sugar sweeteners help make food systems more sustainable by using fewer resources in their production.”14 Conserving resources obviously has forward-looking health benefits, especially as the world experiences diminishing natural resources. However, there is growing evidence demonstrating the existence of significant pollutant harms associated with NSSs. Because the human body does not process NSSs in the same way it processes sugars, the chemical substances remain undigested and are eliminated into the wastewater where they remain too small to be filtered out as they pass through treatment plants.15 This means that the ecosystem health and human health are continually impacted. A 2021 study in the Journal of Environmental Public Health concluded: “The presence of the ASs [artificial sweeteners] and their degradation products in aquatic systems is a new threat to aquatic life due to their presence in significant concentration.”16

We are concerned that Coca-Cola has cherry-picked the science it wishes to follow and that it has not adequately researched health harms to the ecosystem, which in turn impacts human health in potentially irreversible ways through the loss of or alteration to aquatic life.

The Company Seems Unaware of the Growing Body of Negative Research and the Media Attention to the Potential Harmful Impacts of NSSs

The Company largely admits that it follows global regulations and science that it or its partners fund or influence.1 Therefore, it is understandable yet wholly unacceptable that Coca-Cola has not yet publicly acknowledged concerns around the use of NSSs. There is a large body of science to follow when assessing these chemical sugar substitutes.

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12 https://investors.coca-colacompany.com/filings-reports/proxy-statements/content/0001558370-25-003056/0001558370-25-003056.pdf

13 https://pubmed.ncbi.nlm.nih.gov/36364710/

14 https://investors.coca-colacompany.com/filings-reports/proxy-statements/content/0001558370-24-003468/0001558370-24-003468.pdf

15 https://magazine.scienceconnected.org/2022/12/artificial-sweeteners-affect-our-bodies-and-environment/

16 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8060115/

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

Of note are the many highly respected research entities publishing on the safety of NSSs, including JAMA,17 American Heart Association,18 Harvard Medical School,19 Cedars-Sinai,20 Cleveland Clinic,21 and more.

The sheer number of highly-visible media entities and highly-respected research bodies reporting on the emerging science which calls into question the safety of NSSs should be an indicator that there is mounting attention and concern over human health impacts.

The Company Faces Headwinds as Several Countries Begin to Require Warning Labels for NSSs, Particularly with Concerns for Use in Children

Mexico, Argentina and Colombia have already taken steps to warn the public about the potential risks in NSS consumption, particularly focusing on consumption in children.22 These precautionary labels intend to guide consumers, mindful of the need to increase research on impacts for pregnant women, unborn children, and youth. Mexico not only requires these warning labels, it further bans health-related claims and prevents child-focused marketing.23 South Africa has made NSS labeling mandatory starting in 2025.24

The move to require NSS precautionary labeling in these countries demonstrates that some government and/or regulatory bodies are following the broader science regarding non sugar/non nutritive sweeteners. These regulatory agencies find enough compelling evidence to believe their citizens need additional information, to allow consumers to investigate and understand potential health harms. The assessment the Proposal requests will provide shareholders and Coca-Cola with objective analysis that can inform the Company’s future direction in the use of NSS, potentially demonstrating an opportunity to implement warning labels and/or transition to safer NSSs. The requested report may, on the other hand, provide Coca-Cola with transparency that supports its claims around the science it relies on to evaluate these NSS products. It is, in effect, a win either way as it will serve to inform a path to mitigate risk or it will bolster Coca-Cola’s scientific claims.

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17 https://jamanetwork.com/journals/jama/fullarticle/2806276

18 https://www.ahajournals.org/doi/10.1161/CIRCEP.124.012761

19 https://www.health.harvard.edu/blog/artificial-sweeteners-sugar-free-but-at-what-cost-201207165030

20 https://www.cedars-sinai.org/newsroom/research-alert-artificial-sweeteners-significantly-alter-the-small-bowel-microbiome/

21 https://newsroom.clevelandclinic.org/2024/08/12/sugar-substitute-poses-health-risks-research-finds

22 https://www.worldobesity.org/news/new-who-guideline-advises-not-to-use-non-sugar-sweeteners-for-weight-control

23 https://www.khlaw.com/insights/could-mexicos-new-warning-labels-trigger-labeling-laws-elsewhere

24 https://foodcomplianceinternational.com/industry-insight/news/3135-warning-labels-on-unhealthy-foods-mandatory-by-2025

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

Summary Statement

With several countries sounding the warning alarm on NSSs, requiring precautionary labeling for consumers, and with emerging science that undermines health claims for NSSs, we believe it would be prudent for Coca-Cola to turn to additional external and unsponsored forms of research to ensure its products do not harm health. The Company’s ongoing references to the beneficial use of NSS products in the management of diabetes are particularly concerning given that there is no evidence NSS contributes to long-term weight loss, and new evidence that actually demonstrates gut biome changes that can in fact increase weight gain and insulin resistance.

We believe U.S. food and beverage companies may be under heightened scrutiny, considering recent leadership changes within the U.S. Department of Health and Human Services. There is a public policy rallying cry to Make America Healthy Again, and one of the focus areas is around the additives and chemicals within our food supply. Recently, HHS leadership compared aspartame (found in Coke Zero) to glyphosate (the active and deadly chemical in Round-Up weed killer) and perfluorooctanoic acids, which are known as “forever chemicals.”25 So, while the FDA may not have recently reviewed some NSSs like aspartame, it’s not unrealistic to think they might be compelled to review them soon.

Coca-Cola has the opportunity to position itself as a leader in the development of safer, healthier products for their consumers. Coca-Cola states that “Our vision is to craft the brands and choice of drinks that people love, to refresh them in body & spirit.”26 If the Company is indeed concerned with the “body & spirit” of its consumers, we believe the responsible path is one that seeks transparent assessment.

Proponents urge your support for this proposal.

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25 https://nypost.com/2024/11/15/us-news/how-rfk-jr-would-change-mcdonalds-and-trumps-diet/

26 https://www.coca-colacompany.com/about-us/purpose-and-vision

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.